Exhibit 12
Retail Ventures, Inc
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Nine Months
	Ended	Year Ended
	November 1,	February 2,	February 3,		January 28,		January 29,	January 31,
	2008	2008	2007		2006		2005	2004
Earnings
Income (loss) from continuing operations before income taxes, minority interest and equity earnings	$85,088	$308,590	$(78,603)		$(96,356)		$24,572	$6,258
Fixed charges (as below)	48,954	59,657	49,127		47,990		37,522	31,568

Total earnings (loss)	$134,042	$368,247	$(29,476)		$(48,366)		$62,094	$37,826

Fixed Charges
Total interest expense	$11,974	$13,548	$9,443		$11,532		$6,653	$6,271
Estimated interest element in minimum rent expense(3)	36,980	46,109	39,684		36,458		30,869	25,297

Total fixed charges	$48,954	$59,657	$49,127		$47,990		$37,522	$31,568

Ratio of earnings (loss) to fixed charges	2.74	6.17	(0.60	)(1)	(1.01	)(2)	1.65	1.20

(1)	For the year ended February 3, 2007 the earnings to cover fixed charges were deficient by $78,603.

(2)	For the year ended January 28, 2006 the earnings to cover fixed charges were deficient by $96,356.

(3)	Interest component is estimated to be one-third of minimum rent expense.